Ballard Power Systems

News Release

Ballard Sub-Leases Surplus Manufacturing Space in B.C. Fuel Cell Facility to Daimler AG
Deal significantly reduces Ballard’s operating expenses; a further enabler on the Company’s path to profitability

For Immediate Release – March 18, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) announced today that it is executing a sub-lease to Daimler AG (Daimler) for 21,000 square feet of surplus production space, at its specialized fuel cell manufacturing facility located in Burnaby, British Columbia. This sub-lease will be effective from August 1, 2011 until July 31, 2019. Daimler will use the space, representing approximately 38% of the facility, to manufacture fuel cells for its fuel cell car programs.

The current volume of surplus space has developed from Ballard’s progress over the past several years in implementing automated and continuous manufacturing processes for the Company’s fuel cell products. A key driver in this context has been the introduction of continuous lamination equipment, which cuts and assembles components of Ballard’s proprietary technology, resulting in a 10-fold increase in production while using about 10% of the physical floor space previously required.

Paul Cass, Ballard’s Vice-President of Operations said, “This sub-lease of surplus production space to Daimler will enable Ballard to further optimize our operations, as we aggressively increase production volumes at lower cost.” He added, “More broadly, Daimler’s decision to sub-lease a portion of one of our Burnaby manufacturing facilities is great news for British Columbia. It’s an affirmation of B.C.’s leading fuel cell expertise and infrastructure.”

As a result of the Daimler sub-lease, Ballard expects annual operating expense savings of approximately $1 million in real estate and related overhead costs. Ballard will continue supplying its FCvelocityTM products for Daimler’s fuel cell car and bus programs until the end of the current supply agreement. In addition, Ballard will continue supplying Automotive Fuel Cell Cooperation (AFCC), a private company majority-owned by Daimler, with contract manufacturing and technical engineering services.

Ballard plans to continue fuel cell product development, testing and production activities in an optimized fashion across its three manufacturing facilities. Two of these are located in Burnaby, British Columbia and the third is located in Lowell, Massachusetts.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including anticipated manufacturing process improvements, expected product shipments, cost savings and operational plans, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information Investor Relations: Lori Rozali Work: +1.604.412.3195 investors@ballard.com	Public Relations: Work: +1.604.412.7919 media@ballard.com	Guy McAree